SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number 333-33134

                           NOTIFICATION OF LATE FILING

[X] Form  10-K          [ ] Form  11-K          [ ] Form  20-F
[ ] Form  10-Q          [ ] Form  N-SAR

                      For Period Ended: December 31, 2005

[ ] Transition  Report  on  Form  10-K    [ ] Transition  Report  on  Form  10-Q
[ ] Transition  Report  on  Form  20-F    [ ] Transition  Report  on  Form N-SAR


     For  the  Transition  Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant              US  Energy  Initiatives  Corporation
Former  name  if  applicable            Hybrid  Fuel  Systems,  Inc.
Address of principal executive office   2701 North Rocky Point Drive, Suite 325,
City,  state  and  zip  code            Tampa,  Florida  33607

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark  Clancy                             (813)         287-5787
        (Name)                            (Area  Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2004, the registrant had revenues of approximately $138,724 and a net loss of approximately $(2,972,473). For the year ended December 31, 2005, the registrant currently estimates that it had revenues of approximately $652,400 and a net loss of approximately $(5,505,814). Results for the year ended December 31, 2005 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                        US Energy Initiatives Corporation
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March  30,  2006          By:  /s/  Mark  Clancy
                                      -----------------
                                      Mark  Clancy,
                                      Chief  Executive  Officer